John Stickel
United States Securities and Exchange Commission
January 29, 2021

January 29, 2021
Via EDGAR and Federal Express
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Mailstop 3233
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Stickel, Attorney-Advisory
Re:      Genworth Mortgage Holdings, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted November 19, 2020
CIK No. 0001823529
Ladies and Gentlemen:
On behalf of Genworth Mortgage Holdings, Inc. (the “Registrant”), we hereby confidentially submit Amendment No. 2 to the Registrant’s draft Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been marked to show all changes made to the Amendment No. 1 to the draft Registration Statement (“Amendment No. 1”) initially submitted on November 19, 2020.
Set forth below is the Registrant’s response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) on Amendment No. 1, as set forth in the Staff’s letter dated December 2, 2020. The response follows the comment and includes page references to the Registration Statement indicating where disclosure has been added in response to the Staff’s comment.
Amendment No. 1 to Draft Registration Statement on Form S-1
Investment Portfolio, page 135
1.Refer to your response to comment 8. Please disclose the material terms of your investment management agreement with your parent, including the compensation structure for investment management services.
The Registrant’s investment management agreement with Genworth Financial, Inc. (“Parent”) is included in an existing Services and Shared Expenses Agreement (the “Agreement”). As disclosed in the Registration Statement, prior to or concurrent with the completion of the offering, the Registrant anticipates entering into one or more shared services agreements (the “Shared Services Agreements”) with Parent in order to (i) provide to one another (and certain of their respective affiliates or subsidiaries) administrative and support
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John Stickel
United States Securities and Exchange Commission
January 29, 2021

services and other assistance, including, investment management services and (ii) ensure certain services received prior to the completion of the offering will continue to be provided. The Registrant anticipates that the Agreement will be replaced in its entirety with the Shared Services Agreements. The material terms of the Shared Services Agreements are summarized in the Registration Statement, see “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Shared Services Agreements.”
In addition to responding to the Staff’s comment set forth above, the Registrant also wishes to provide the Staff with an update regarding the possible transaction between Parent and China Oceanwide (as defined in the First Response Letter). In the Registrant’s response letter submitted to the Staff on November 19, 2020 (the “First Response Letter”) in connection with Amendment No. 1, the Registrant advised the Staff that it would update the Registration Statement, as appropriate, following the closing or other action taken with respect to Parent’s possible transaction with China Oceanwide. Please refer to the response to comment 1 in the First Response Letter.
Accordingly, since the Registrant filed the First Response Letter, the parties entered into the Seventeenth Waiver and Agreement (the “Seventeenth Waiver”) of each party’s right to terminate their previously announced Merger Agreement (as defined in the First Response Letter). The Seventeenth Waiver extended the previous deadline of November 30, 2020 to no later than December 31, 2020 (the “End Date”). Most recently, as reported by Parent on January 4, 2021, given uncertainty around the completion and timing of the remaining steps required to close the transaction, Parent and China Oceanwide have decided not to further extend the End Date under the Merger Agreement, but pursuant to the terms thereof, the Merger Agreement will remain in effect with either party having the right to terminate the Merger Agreement at any time. Please see Parent’s Form 8-K dated as of January 4, 2021 and attached as Exhibit 1 hereto for additional details.
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Please do not hesitate to contact the undersigned at (212) 839-5420 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Michael J. Schiavone

Michael J. Schiavone
cc:       J. Nolan McWilliams, Securities and Exchange Commission
David Irving, Securities and Exchange Commission
Sharon Blume, Securities and Exchange Commission
Evan Stolove, Genworth Mortgage Holdings, Inc.
Perry J. Shwachman, Sidley Austin LLP
Sean M. Carney, Sidley Austin LLP
David Ni, Sidley Austin LLP
Craig B. Brod, Cleary Gottlieb Steen & Hamilton LLP
Jeffrey D. Karpf, Cleary Gottlieb Steen & Hamilton LLP
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP
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Exhibit 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
January 4, 2021
Date of Report
(Date of earliest event reported)
GENWORTH FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-32195	80-0873306
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
6620 West Broad Street, Richmond, VA	23230
(Address of principal executive offices)	(Zip Code)
(804) 281-6000
(Registrant’s telephone number, including area code)
N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):
☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $.001 per share	GNW	NYSE (New York Stock Exchange)
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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Item 2.02    Results of Operations and Financial Condition.
On January 4, 2021, Genworth Financial, Inc. issued a press release that included its holding company, Genworth Holdings, Inc., approximate cash and liquid assets position for the year ended December 31, 2020, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The final Genworth Holdings, Inc. cash and liquid assets position for the year ended December 31, 2020 will be included in the annual report on Form 10-K.
The information contained in this Current Report on Form 8-K (including the exhibits) is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information contained in this Current Report on Form 8-K shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing.
Item 9.01    Financial Statements and Exhibits.
The following is furnished as an exhibit to this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit

99.1	Press Release dated January 4, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 4, 2021	GENWORTH FINANCIAL, INC.

	By:	/s/ Matthew D. Farney
Matthew D. Farney Vice President and Controller (Principal Accounting Officer)
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Exhibit 99.1
Genworth And Oceanwide Provide Transaction Update;
Genworth To Focus on Contingency Plan
RICHMOND, Va., Jan. 4, 2021 /PRNewswire/ — Genworth Financial, Inc. (NYSE: GNW) (Genworth, the Company) and China Oceanwide Holdings Group Co., Ltd. (Oceanwide) today provided an update on their pending transaction.
Given uncertainty around the completion and timing of the remaining steps required to close the transaction, Genworth and Oceanwide have not extended the current December 31, 2020 “end date” under the merger agreement. Oceanwide has indicated that the factors contributing to the delay since the parties agreed to their most recent extension of the merger agreement on November 30, 2020 were: (a) the finalization of the Hony Capital financing terms; and (b) the COVID-19 pandemic and associated restrictions. However, the merger agreement remains in effect, although either party is able to terminate the merger agreement at any time. Oceanwide has shared that it will continue to work towards closing the transaction, and Genworth remains open to completing the transaction if Oceanwide completes the remaining steps.
In the interim, Genworth is focusing on executing its contingency plan, including a potential partial IPO of Genworth’s U.S. Mortgage Insurance (U.S. MI) business, designed to meet its near-term liabilities of approximately $1.0 billion of debt due in 2021. An IPO of U.S. MI will be subject to market conditions as well as the satisfaction of various conditions and approvals. The contingency plan also addresses the need to further align the Company’s expense structure with its business activities.
These steps build on the progress Genworth has already made as part of its contingency plan, including the sale of its Canadian mortgage insurance business for approximately $1.8 billion in December 2019 and the completion of a $750 million debt offering at the U.S. MI holding company level in August 2020. In addition, Genworth settled its litigation with AXA in July 2020.
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As a result of these actions and other measures to further improve its financial position and manage its operating expenses, Genworth has reduced holding company debt over time and built a solid position of approximately $1.0 billion in cash and liquid assets as of December 31, 2020. Approximately $340 million of this cash balance is ring-fenced to pay for Genworth’s February 2021 senior notes at maturity. As previously disclosed, Genworth intends to manage the U.S. life insurance companies on a standalone basis with no plans to infuse capital into those companies in the future, absent an Oceanwide transaction.
James Riepe, non-executive chairman of the Genworth Board, said: “When we considered our most recent extensions of the merger agreement, Genworth’s Board of Directors believed we were on a path to a near-term closing based on the information we were provided. Given the most recent update, we do not believe a closing can occur in the near term. Thus, the management team will fully focus its efforts on executing our contingency plan. We appreciate the continuing patience of our shareholders, employees and other stakeholders as we continue to pursue steps that will maximize Genworth’s value.”
Tom McInerney, Genworth president and CEO, continued: “While we are disappointed that we could not close the transaction by the end of 2020, the parties retain the ability to ultimately complete the transaction if Oceanwide can secure the required funding and the parties can complete the remaining steps to closing, and if the transaction is still in the best interests of Genworth at that time. At the same time, we are moving forward with our contingency plan to meet our near-term obligations and maximize long-term value, which we believe is the best approach for our shareholders.”
LU Zhiqiang, chairman of Oceanwide, added: “We believe the value of the transaction is significant for both parties’ stakeholders, and are continuing to work towards completing the transaction with Genworth.”
The transaction previously received all U.S. regulatory approvals needed to close the transaction. However, given the passage of time as well as the terms of these approvals, the parties will need to assess whether re-approvals or confirmations are necessary at the appropriate time.
Genworth will host an investor call before the market opens on January 5, 2021 to review today’s announcement and address shareholder questions. A separate news release with conference call details will be forthcoming, at which time the information for the call will be available on the company’s website, http://investor.genworth.com.
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This news release is not an offer to sell, or a solicitation of an offer to buy, any securities.
About Genworth Financial
Genworth Financial, Inc. (NYSE: GNW) is a Fortune 500 insurance holding company committed to helping families achieve the dream of homeownership and address the financial challenges of aging through its leadership positions in mortgage insurance and long term care insurance. Headquartered in Richmond, Virginia, Genworth traces its roots back to 1871 and became a public company in 2004. For more information, visit genworth.com.
From time to time, Genworth releases important information via postings on its corporate website. Accordingly, investors and other interested parties are encouraged to enroll to receive automatic email alerts and Really Simple Syndication (RSS) feeds regarding new postings. Enrollment information is found under the “Investors” section of genworth.com. From time to time, Genworth’s publicly traded subsidiary, Genworth Mortgage Insurance Australia Limited, separately releases financial and other information about its operations. This information can be found at http://www.genworth.com.au.
About Oceanwide
Oceanwide is a privately held, family owned international financial holding group founded by LU Zhiqiang. Headquartered in Beijing, China, Oceanwide’s well-established and diversified businesses include operations in financial services, energy, technology information services, culture and media, and real estate assets globally, including in the United States.
Oceanwide is the controlling shareholder of the Shenzhen-listed Oceanwide Holdings Co., Ltd. and Minsheng Holdings Co. Ltd.; the Hong Kong-listed China Oceanwide Holdings Limited and China Tonghai International Financial Limited (formerly known as Quam Limited); the privately-held International Data Group, Minsheng Securities, Minsheng Trust, and Asia Pacific Property & Casualty Insurance. China Oceanwide also is a minority investor in Shanghai-listed China Minsheng Bank and Hong Kong-listed Legend Holdings. In the United States, Oceanwide has real estate investments in New York, California, and Hawaii. Businesses controlled by Oceanwide have more than 10,000 employees globally.
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Cautionary Note Regarding Forward-Looking Statements
This communication includes certain statements that may constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements regarding the potential termination, extension or closing of the transaction with Oceanwide, Oceanwide’s funding plans and regulatory approvals in the event an extension is pursued, actions Genworth may take to align its expense structure with anticipated business needs and transactions Genworth is pursuing to address its near-term liabilities and financial obligations, which may include additional debt financing and/or transactions to sell a percentage of its ownership interests in its mortgage insurance businesses. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from those in the forward-looking statements and factors that may cause such a difference include, but are not limited to, risks and uncertainties related to: (i) the risk that Oceanwide and/or Genworth determines to terminate the merger agreement or that Oceanwide will be unable to complete funding and that the transaction with Oceanwide may not be completed in a timely manner or at all, any of which may adversely affect Genworth’s business and the price of Genworth’s common stock, and the risk that Genworth will be unable to address its near-term liabilities and financial obligations, including the risks that it will be unable to raise additional debt financing and/or sell a percentage of its ownership interest in its U.S. mortgage insurance business to repay the promissory note to AXA S.A. or refinance its debt maturing in 2021 or beyond; (ii) the parties’ inability to obtain regulatory approvals, clearances or extensions, or the possibility that such regulatory approvals or clearances may further delay the transaction with Oceanwide, to the extent the transaction is pursued or that materially burdensome or adverse regulatory conditions may be imposed or undesirable measures may be required in connection with any such regulatory approvals, clearances or extensions (including those conditions or measures that either or both of the parties may be unwilling to accept or undertake, as applicable) or that with continuing delays, circumstances may arise that make one or both parties unwilling to proceed with the transaction with Oceanwide or unable to comply with the conditions to existing regulatory approvals or one or both of the parties may be unwilling to accept any new condition under a regulatory approval; (iii) the risk that the parties will not be able to obtain other regulatory approvals, approvals, clearances or extensions, including in connection with a potential alternative funding structure or the current geo-political environment, or that one or more regulators may rescind or fail to extend existing approvals, or that the revocation by one regulator of approvals will lead to the revocation of approvals by other regulators; (iv) the parties’ inability to obtain any necessary regulatory approvals, clearances or extensions for the post-closing capital plan, and/or the risk that a condition to the closing of the transaction with Oceanwide may not be satisfied or that a condition to closing that is currently satisfied may not remain satisfied due to the delay in closing the transaction with Oceanwide or that the parties are unable to agree upon a closing date following receipt of all regulatory approvals and clearances; (v) potential legal proceedings that may be instituted against Genworth related to the transactions with Oceanwide; (vi) the risk that
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the proposed transaction or its termination disrupts Genworth’s current plans and operations as a result of the announcement and consummation of the transaction; (vii) potential adverse reactions or changes to Genworth’s business relationships with clients, employees, suppliers or other parties or other business uncertainties resulting from the announcement of the transaction or during the pendency of the transaction or as a result of the termination of the transaction, including but not limited to such changes that could affect Genworth’s financial performance; (viii) certain restrictions during the pendency of the transaction that may impact Genworth’s ability to pursue certain business opportunities or strategic transactions; (ix) continued availability of capital and financing to Genworth before the consummation of the transaction; (x) further rating agency actions and downgrades in Genworth’s financial strength ratings; (xi) changes in applicable laws or regulations; (xii)
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Genworth’s ability to recognize the anticipated benefits of the transaction; (xiii) the amount of the costs, fees, expenses and other charges related to the transaction or the potential inability to significantly reduce costs in connection with any proposed resource alignment; (xiv) the risks related to diverting management’s attention from Genworth’s ongoing business operations; (xv) the impact of changes in interest rates and political instability; and (xvi) other risks and uncertainties described in the Definitive Proxy Statement, filed with the SEC on January 25, 2017, and Genworth’s Annual Report on Form 10-K, filed with the SEC on February 27, 2020. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Genworth’s consolidated financial condition, results of operations, credit rating or liquidity. Accordingly, we caution you against relying on any forward-looking statements. Further, forward-looking statements should not be relied upon as representing Genworth’s views as of any subsequent date, and Genworth does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
For further information:
Investors:
investorinfo@genworth.com
Media:
Julie Westermann, 804 937.9273
julie.westermann@genworth.com
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